Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2016	2015	2014	2013	2012

Pretax income from continuing operations	$91,674	$(8,939)	$(61,695)	$53,025	$54,158

Distributed income of equity investees	1,887	—	843	998	1,480

Fixed charges	124,776	120,953	124,496	121,756	113,852

Earnings	218,337	(112,014)	63,644	175,779	169,490

Interest	115,174	113,481	114,058	111,050	103,500

Amortization of charges and other	9,602	7,472	10,438	10,706	10,352

Fixed Charges	124,776	120,953	124,496	121,756	113,852

Ratio of Earnings to Fixed Charges	1.75	n/a	n/a	1.44	1.49

Coverage Deficiency	n/a	8,939	60,852	n/a	n/a